Filed Pursuant to Rule 424(B)(3)
Registration No. 333-150337
Prospectus Supplement

2,066,680 Shares
CHINA CABLECOM HOLDINGS, LTD.
Ordinary Shares

This prospectus supplement, dated June 23, 2008, supplements the prospectus dated May 2, 2008 of China Cablecom Holdings, Ltd., relating to the resale by selling shareholders of China Cablecom Holdings, Ltd. of up to 2,066,680 shares of our ordinary shares, $.0005 par value (“Ordinary Shares”). You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information contained in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be utilized except in connection with, the prospectus, including any amendments or additional supplements thereto.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THE PROSPECTUS FOR A DISCUSSION OF RISKS APPLICABLE TO US AND AN INVESTMENT IN OUR ORDINARY SHARES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For June 2008

Commission File No. 000-53222

China Cablecom Holdings, Ltd.

1 Grand Gateway
1 Hongqian Road
Shanghai, 200030
People’s Republic of China
(86) 21 6207-9731

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☐
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Completion of Acquisition or Disposition of Assets

On June 18, 2008, China Cablecom Holdings, Ltd. (“China Cablecom”) issued a press release disclosing that it closed the previously announced agreement to acquire a 60 percent economic interest in Hubei Chutian Video & Information Network ("Hubei Broadcasting"), a joint venture with Hubei Chutian Broadcasting and Television Network Co., Ltd. ("Hubei Chutian"), a local state-owned enterprise, owned by the Hubei branches of China's State Administration of Radio Film and Television ("SARFT") and nine other municipal branches of China's SARFT in Hubei province.

The consummation of the acquisition, representing 17 cities, of Hubei Broadcasting secures over 800,000 additional paying subscribers for China Cablecom. Total consideration to be paid for phase one will be approximately $55 million and will be payable in installments. China Cablecom will be able to consolidate 60 percent of the financial results of operations and cash flows of Hubei Broadcasting into its financial results pursuant to US Generally Accepted Accounting Principles (“US GAAP”) from the date of closing. Phase two, which was previously announced, would represent an additional 800,000 paying subscribers and is pending further due diligence and execution of definitive agreements.

In connection with the transaction, China Cablecom’s indirectly owned subsidiary Jinan Youxiantong Network Technology Co., Ltd. (“JYNT”) entered into a revised Framework Agreement with Hubei Broadcasting (the “Framework Agreement”) which supersedes the framework agreement entered into in May 2008. A copy of the Framework Agreement is attached hereto as Exhibit 10.1.

Further, in order to enable China Cablecom to consolidate the financial results of Hubei Chutian in accordance with US GAAP, JYNT entered into an Exclusive Technical Services Agreement (the “Technical Services Agreement”) whereby Hubei Broadcasting agreed to provide JYNT services relating to the cable television businesses acquired from Hubei Broadcasting. A copy of the Technical Services Agreement is attached hereto as Exhibit 10.2. In addition, Hubei Broadcasting and Hubei Chutian entered into an Asset Transfer Agreement and an Exclusive Cooperation Agreement which are filed hereto as Exhibits 10.3 and 10.4 respectively.

A copy of the Press Release is attached hereto as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description
10.1	Framework Agreement dated June 5, 2008 between JYNT and Hubei Broadcasting, as amended June 18, 2008.
10.2	Technical Services Agreement dated June 5, 2008 between JYNT and Hubei Broadcasting.
10.3	Asset Transfer Agreement dated June 5, 2008 between Hubei Chutian and Hubei Broadcasting.
10.4	Exclusive Cooperation Agreement dated June 5, 2008 between Hubei Chutian and Hubei Broadcasting.
99.1	Press Release dated June 18, 2008.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Cablecom Holdings, Ltd

By:	/s/ Clive Ng
Name: Clive Ng
Title: Executive Chairman

Dated: June 23, 2008

3

[Reference Translation]

Framework Agreement

by and between

Hubei Chutian Broadcasting and Television Network Co., Ltd.

and

Jinan Youxiantong Network Technology Co., Ltd.

June 2008

Table of Contents

Chapter		Page

1	Definitions and Interpretations	2
2	Assets Transfer	5
3	Establishment of New Company	7
4	Transferred Assets	9
5	Financial Arrangement	10
6	Exclusive Cooperation Rights of Business	11
7	Representations and Warranties	12
8	Covenants	13
9	Conditions Precedent	15
10	Closing	15
11	Effective Date and Termination	16
12	Events of Breach	17
13	Force Majeure	18
14	Confidentiality	19
15	Miscellaneous	19

Framework Agreement

This Framework Agreement (Agreement) is entered into on June 05th, 2008 in Wuhan, Hubei Province, People’s Republic of China (PRC)

by and between

(1)
Hubei Chutian Broadcasting and Television Network Co., Ltd. (Party A), a legal entity established under the laws of the PRC with its registered address at Special No.1 Zijin Village, Liangdao Street, Wuchang District, Wuhan City, Hubei 430071, the PRC; and

(2)
Jinan Youxiantong Network Technology Co., Ltd. (Party B), a legal entity established under the laws of the PRC with its registered address at Suite 1014 Wenjiao Tower, Qingnian East Road, Jinan, Shandong Province 250004, the PRC,.

(Party A and Party B each individually referred to as a Party and collectively as the Parties.)

RECITALS

Party A has already obtained the licenses necessary to conduct the Business (as defined below) in the PRC and Party A intends to jointly establish Hubei Chutian Video & Information Network (New Company) in Hubei Province with Party B in order to promote the cooperative operation of the Business.

NOW, THEREFORE, the Parties agree as follows:

Chapter 1 Definitions and Interpretations

1.1	Definitions

Unless otherwise indicated, the following terms in this Agreement shall have the meanings set forth below:

Affiliate
in relation to an entity, means a company:

(a) in which the entity holds, directly or indirectly, at least 10% of the equity interest or voting rights;

(b) which is a Subsidiary of the Parent Company of the entity;

(c) which owns or controls, directly or indirectly, the equity interest or voting rights of the Parent Company of the entity; or

(d) which is a Subsidiary of the Parent Company of the entity described in (c) above;

Framework Agreement

Appraisal	the respective appraisal on the Assets, Contributed Assets or Transferred Assets conducted by a qualified appraisal agent;

Assets
the assets relating to the Business as listed in Schedule I, which, for the avoidance of doubt, are free of all debts, correspond to the assets of the Business in relation to 800,000 of the registered subscribers to Party A and are valued at RMB 640 million (of which the appraisal value of the physical assets shall be RMB 414 million, and the appraisal value of the intangible assets value relating to exclusive operating rights and network resources shall be RMB 226 million);

Contributed Assets
the assets that are contributed to the New Company by Party A as capital as listed in Schedule II, which, for the avoidance of doubt, does not include any debts or the value of the proprietary rights and are valued at RMB 51 million;

Transferred Assets
the assets to be transferred to the New Company subsequent to its establishment by Party A as listed in Schedule III, which, for the avoidance of doubt, are free of all debts and the value of intangible rights, and are valued at RMB 363 million upon the agreement of the Parties;

Business
Means (within the Exclusive Cooperation Area):

●  any business with respect to the design, construction and operation of cable TV projects and networks (including TV fee collection of distribution net and network leases);

●  any business with respect to the management of construction, marketing and operation of the analog and digital TV networks and digital TVs (including sale of set-top Boxes, sale of pay-per-program and digital TV fee collection); and

●  value-added network business;

Closing
Execution and delivery of the transaction documents by the Parties and other relevant parties upon the date of the fulfillment of all the conditions precedent listed in Article 9.1 (unless waived in accordance with Article 9.2.3) which shall occur no later than June 10th, 2008, unless extended in accordance with Article 9.2.2;

Framework Agreement

Force Majeure
any earthquake, storm, fire, flood, war or other significant event of natural or human-caused disaster arising after signing hereof which is unavoidable, not possible to overcome and is beyond the control of either party, and prevents the total or partial performance of this Agreement by either party;

Government Approvals	as defined in Article 7.2.5;

Exclusive Cooperation Area
refers to the all the cable TV distribution networks that are fully owned through asset or equity purchase methods by Party A in all the following municipal cities, districts, counties, independent factories and mines that contain 800,000 registered subscribers: Xiantao City, Qianjiang City, Jinxiang Group, Yicheng City, Gong’an County, Baokang County, Yuan’an County, Jingshan County, Dangyang City, Shaxiang County, Guangshui City, Shennongjia Forest Area, Yingshan County, Qujialing Administration Zone, Tongcheng County, Longganhu Administration Zone, and Zhongxiang City; in the event that Party B plans to expand the Exclusive Cooperation Area or to extend the cooperation regarding the other assets in relation to the Business, Party A shall execute the relevant documents with Party B (or its designated party) so that the Parties may extend the Exclusive Cooperation Area to all the municipal cities, districts, counties, independent factories and mines in Hubei Province in which the cable distribution network is acquired by Party A under the same conditions set forth hereunder, in which area the registered subscribers are no less than 1.6 million. In the event of no such expansion of the Exclusive Cooperation Area due to Party B, the cooperative operation related to the Business set forth hereunder in the present Exclusive Cooperation Area may not be affected.

Parent Company	in relation to a company, means a company of which the company is a Subsidiary (as defined below);

Framework Agreement

PRC Laws
all laws and legislation of the PRC that are in effect, including laws, regulations, resolutions, decisions, decrees and orders of government agencies and other documents of a legislative, administrative or judicial nature;

RMB	Renminbi, the lawful currency of the PRC;

Subsidiary	in relation to a company, means a company in which another company holds, directly or indirectly, 50% or more of the first company’s total equity interest or voting rights;

Tax
all forms of taxation, including, without limitation, enterprise income tax, business tax, value-added tax, stamp duty and individual income tax levied by the PRC tax authorities pursuant to PRC Law, as well as any penalty, surcharge or fine in connection therewith;

Trade Secret
any information relating to this Agreement or the parties, including any information regarding costs, technologies, financial contracts, future business plans and any other information deemed by the parties to be confidential, and which is unknown by the public, has practical value and is of economic benefit to the parties;

Transaction Documents	all documents that require signing under PRC Law in order to complete the transactions contemplated under this Agreement;

Transferred Staff	as defined in Article 3.5.1.

1.2	Interpretations

All headings used herein are for reference purposes only and do not affect the meaning or interpretation of any provision hereof. Any reference herein to an Article, Chapter or Schedule is to an article, chapter or schedule of this Agreement. Unless otherwise indicated, a reference herein to a day, month or year is to a calendar day, month or year. A reference to a business day is to a day on which commercial banks are open for business. The term “including”, shall mean “including without limitation”.

Chapter 2 Assets Transfer

2.1	Asset Appraisal

2.1.1	Party A shall cause its Affiliates (Party A’s Affiliates in relation to the Assets Transfer are listed in Schedule IV) to cause the Appraisal of the Assets.

Framework Agreement

2.1.2	Party A shall provide Party B in 10 days after the signing date of this Agreement with an Assets Appraisal report issued by the aforesaid agent .

2.1.3
Where the Assets Appraisal report is issued by the appraisal agency appointed by Party A and the appraisal amount is confirmed by the relevant government agencies, Party B undertakes to raise no objection to the appraisal amount.

2.2	Assets Transfer

2.2.1	Upon the completion of the Appraisal stipulated in Article 2.1, Party A shall cause its Affiliates as listed in Schedule IV to each transfer the respective Assets to Party A.

2.2.2
Party A shall obtain all Government Approvals necessary for the Assets transfer (including without limitation those Government Approvals for the transfer of state-owned assets) in accordance with Article 2.2.1. Party A shall ensure that all procedures with respect to Assets transfer will be completed , and it will have obtained the entire ownership of the Assets in accordance with PRC Law.

2.2.3
Party A shall ensure that the Assets obtained by Party A are free from any encumbrances, and that Party A is entitled to exploit its ownership of the Assets or dispose of the Assets freely pursuant to the relevant laws and regulations.

Chapter 3 Establishment of New Company

3.1	New Company

3.1.1
As soon as practicable after the completion of the Assets transfer stipulated in Chapter 2, the parties shall each contribute their registered capital in order to establish the New Company. After the establishment of the New Company, the New Company shall cooperate with Party A to operate the Business within the Exclusive Cooperation Area.

3.1.2
The registered capital of the New Company shall be RMB 100 million. Party A will contribute the Contributed Assets to the New Company and obtain 51% of the equity interests therein; Party B will make a cash contribution of RMB 51 million to the New Company, in which RMB 49 million is contributed to the registered capital and obtain 49% of the equity interests therein, and the remainder RMB 2 million is contributed to the capital reserves and jointly possessed by the Parties,.

Framework Agreement

3.2	Appraisal of the Contributed Assets

3.2.1	Party A shall, at its own cost, conduct the Appraisal of the Contributed Assets, these costs to be reimbursed by the New Company following its establishment.

3.2.2	Party A shall ensure that the Appraisal in Article 3.2.1 shall be completed no later than June 10th, 2008.

3.3	Establishment of the New Company

3.3.1
As soon as practicable after the completion of the Appraisal stipulated in Article 3.2, Party A shall contribute the Contributed Assets and Party B shall contribute RMB 51 million to jointly establish the New Company in Wuhan, PRC.

3.3.2
Party A shall make advance payment to obtain any and all prior approvals necessary for contributing the Contributed Assets to the New Company and obtaining 51% of the equity interests of the New Company under PRC Law. The New Company shall reimburse the foregoing expenses after its establishment.

3.3.3
The amount of Party A’s contribution to the New Company’s registered capital shall be in accordance with the appraised value of the Contributed Assets described in the Appraisal report. Should the appraised value of the Contributed Assets be less than RMB 51, million, Party A shall pay the difference by contributing other assets.

3.3.4
The New Company’s business scope shall include design, installation and related business of the cable TV projects; design, construction, management and maintenance of the cable TV network; management of the business with respect to the analog TV, digital networks and digital TV, consultation, software, system integration and construction and other value-added business with respect to the cable digital TV as determined by the parties.

3.4	Registration of the New Company

3.4.1
Party A shall make advance payment to cause the New Company to obtain the business license , the tax registration certificate and all other necessary certificates and filings necessary for the establishment and contemplated operation of the New Company under PRC Law. The New Company shall pay back the foregoing expenses after its establishment.

3.4.2
In the event that the documents related to the Parties’ contribution are fully prepared, Party A shall ensure that New Company shall obtain all certificates as described in Article 3.4.1 before June 10th, 2008.

Framework Agreement

3.5	Transfer of Employees

Upon the establishment of New Company, Party A shall:

3.5.1	provide Party B with written notice as to which of Party A’s employees will be retained by the New Company (Transferred Staff), which personnel shall include the individuals listed in Schedule V;

3.5.2	be responsible for the payment of any costs related to any labor disputes that may arise from Transferred Staff in respect of their employment relationship with Party A;

3.5.3
ensure that any arrangement made by Party A with the Transferred Staff shall not give rise to or result in any adverse impact on the employee relations, business, operations or financial or Tax position of Party A or the New Company; nor will any commitment be made, or additional obligation or liability be incurred, by the New Company;

In the event that there is any such commitment, obligation or liability (including liability in relation to Tax) in respect of the New Company as mentioned in Article 3.5.3, Party A shall indemnify the New Company from all losses, claims, damages, costs and expenses arising from any and all such commitment, obligation or liability. Further, the rights and obligations between the staff of the New Company and the New Company shall be determined in accordance with the rules and regulations of the New Company. Any legal disputes arising hereunder shall be resolved in accordance with the Labor Law and the Employment Contract Law.

3.5.4
make its best effort to cause the Transferred Staff to enter into standard employment contracts to the satisfaction of Party B, or to enter into employee secondment contracts to the satisfaction of Party B containing non-competition and confidentiality commitments, so as to second the Transferred Staff to work in the New Company.

3.6	Corporate Governance

3.6.1	The New Company shall establish a board of directors (Board), consisting of 5 directors. Party B shall appoint 2 directors, and Party A shall appoint 3 directors.

3.6.2	The New Company’s general manager shall be appointed by Party A upon the prior written consent of Party B. The CFO shall be appointed by Party B upon the prior written consent of Party A.

Framework Agreement

3.7	Exclusive Cooperation

During the term of this Agreement, Party A shall not, and shall ensure that its shareholders shall not, directly or indirectly cooperate with any 3rd parties (except for Party B and the New Company) with respect to the Business, including by establishing any entity within the Exclusive Cooperation Area.

Chapter 4 Transferred Assets

4.1	Transferred Assets

4.1.1
Within 5 days after the establishment of the New Company, Party A and the New Company shall enter into an assets transfer agreement, under which Party A shall sell to the New Company all of the Transferred Assets in installments. All the Transferred Assets shall be transferred to the New Company within 6 months after the Closing. The asset transfer agreement referred to in this Section 4.1.1 shall include a specific plan for the transferred assets in installments (Transfer Plan), which shall be formulated on the basis of the requirements of the New Company’s business operation and as agreed upon by the Parties. For the avoidance of doubt, the Parties acknowledge and agree that the Contributed Assets plus the Transferred Assets shall correspond to the Assets of 800,000 of the registered subscribers listed in Appendix I.

4.1.2
Party A shall, at its own expense, obtain any and all Government Approvals necessary for the Transferred Assets (including all approvals necessary for the transfer of state-owned assets) as described in Article 4.1.1. Party A shall ensure that all procedures with respect to the transfer of each part of Transferred Assets will be completed, and the New Company will have obtained the entire ownership of each part of Transferred Assets within 30 days after such part of the Transferred Assets is transferred according to the transfer schedule in the assets transfer agreement, in accordance with PRC Law.

4.1.3
Party A shall ensure that the Transferred Assets obtained by the New Company are free from any encumbrances, and that the New Company is entitled to exploit its ownership of the Transferred Assets or dispose of the Transferred Assets freely pursuant to the relevant laws and regulations.

4.1.4
In the event that Party B plans to expand the Exclusive Cooperation Area or to extend the cooperation regarding the other assets in relation to the Business, Party A shall execute the relevant documents with Party B (or its designated party) so that the Parties may extend the Exclusive Cooperation Area to all the municipal cities, districts, counties, independent factories and mines in Hubei Province in which the cable distribution network is acquired by Party A under the same conditions set forth hereunder, in which area the registered subscribers are no less than 1.6 million.

Framework Agreement

4.2	Consideration

Party A acknowledges and agrees that as the consideration for the Transferred Assets the New Company shall make payment in the amount of RMB 363 million in installments. The first installment of RMB 140 million will be payable within 5 days of the execution of the related asset transfer agreement and the Service Agreement under Section 5.2.2; the remainder of the consideration valued at RMB 223 million shall be paid within 6 months after the Closing. The specific time and method of the payment mentioned herein shall be pursuant to the Transfer Plan set forth under the assets transfer agreement entered into by the Parties.

Chapter 5 Financial Arrangement

5.1	Initial Financial Support from Party B

In order to enable the New Company to pay for the Transferred Assets ,Party B shall extend to the New Company initial financial support in the amount of RMB 140 million by a method agreed between the Parties. The terms of the agreement for such financial support entered into by the New Company and Party B shall be confirmed by Party A.

5.2	Further Financial Support of Party B and Service Agreement

5.2.1
In addition to the initial financial support prescribed in Section 5.1, within 6 months after the Closing, Party B shall extend to the New Company financial support in the full amount of RMB 223 million by a method agreed between the Parties. Upon the completion of said further financial support, Party B shall have extended to the New Company RMB 414 million in total, of which RMB 51 million shall be the registered capital and capital reserves, and RMB 363 million shall be the supporting funds. The New Company shall use the said RMB 363 million as consideration for the Transferred Assets, and the remaining RMB 51 million provided by Party B shall be used as the New Company’s operation funds.

5.2.2
Party A acknowledges and agrees that one of the conditions for the provision of the said financial support to the New Company by Party B in accordance with Article 5.2.1 is that the New Company shall enter into an exclusive technology service agreement with Party B (Service Agreement). In accordance with the Service Agreement, the New Company shall only hire Party B to provide exclusive technology service during the term of this Agreement. In accordance with the Service Agreement, the New Company shall pay 11% of its net profits to Party B, as consideration for the exclusive technology services. The profits of the New Company shall be apportioned to Party A and Party B at the rate of 40% and 60% respectively. Other specific terms of the Service Agreement shall be separately determined by the parties . The term of the Service Agreement shall be 20 years and Party B shall enjoy a right of first refusal to extend the aforesaid term for another 10 years upon expiration.

Framework Agreement

Chapter 6 Exclusive Cooperation Rights of Business

6.1	Exclusive Cooperation Agreement

Upon the establishment of the New Company, Party A and the New Company shall enter into an exclusive cooperation agreement (Exclusive Cooperation Agreement). The term of the Exclusive Cooperation Agreement shall be 20 years and the New Company shall enjoy a right of first refusal to extend the aforesaid term for another 10 years upon expiration.

6.2	Cooperation Scope

Party A shall help the New Company to obtain all possible support and most-favored treatment with respect to the Business, including exclusive operation with Party B to provide any services related to the Business within the Exclusive Cooperation Area.

6.3	Exclusive

6.3.1
Party A shall not, and shall ensure that its shareholders shall not, directly or indirectly (i) encourage or ask other individual or entity related to any business or services under the Exclusive Cooperation Agreement to address enquiries; (ii) accept such enquiries from the aforesaid individual or entity; (iii) communicate, negotiate with the aforesaid individual or entity; or (iv) provide the aforesaid individual or entity with information.

6.3.2
Should Party A or its shareholders receive any invitation or other documents regarding entering into any transaction or service agreement under the Exclusive Cooperation Agreement from any 3rd parties, Party A shall promptly notify Party B. Party A shall ensure that its shareholders comply with Article 6.3.1 and be liable for any breach by its shareholders of Article 6.3.1.

Framework Agreement

Chapter 7 Representations and Warranties

7.1	Joint Representations and Warranties

Each of the parties represents and warrants that:

7.1.1	it has all necessary power and authority to execute, deliver and perform this Agreement and all Transaction Documents to which it is a party;

7.1.2	the execution and performance of this Agreement and any Transaction Documents to which it is a party have been duly and validly authorized by all necessary corporate action; and

7.1.3
the execution, delivery and performance of this Agreement or any Transaction Documents to which it is a party will not contravene, conflict with, or result in a violation of any provision of its organizational documents or any contract, agreement, understanding, other legal arrangement, law or order to which it is subject.

7.2	Representations and Warranties of Party A

Party A further represents and warrants to Party B that:

7.2.1	the Assets, Contributed Assets and Transferred Assets are free from any encumbrances;

7.2.2
there is no lawsuit, third party claim, order or investigation pending against itself relating to Assets, Contributed Assets, Transferred Assets or Business by any third party, court, or governmental or arbitral body; and

7.2.3	all agreements with third parties, including employees and customers, have at all times been honored completely and timely by itself;

7.2.4	the Assets, Contributed Assets and Transferred Assets constitute all of the assets used in or necessary for the operation of the Business; and

7.2.5
all the consents, permissions, approvals and registrations as required by PRC Law (Government Approvals, including those listed in Schedule VI) have been obtained from the relevant competent administration agencies and such Government Approvals are valid.

7.3	Independent Effect of Representations and Warranties

The representations and warranties shall be separate and independent and, save as expressly provided, shall not be limited by reference to any of the other representations and warranties or anything in this Agreement.

Framework Agreement

Chapter 8 Covenants

8.1	Duties in Respect of the Transferred Staff

Prior to the New Company’s hire of the Transferred Staff, Party A shall:

8.1.1	fully settle the severance payments or enter into relevant agreements with the Transferred Staff, as required by PRC Law;

8.1.2
pay all required social insurance premiums for the Transferred Staff during the period, in which such Transferred Staff work with Party A, in full and on time, or attend to all necessary procedures to obtain exemptions or waivers of such obligations from relevant government authorities and (or) the Transferred Staff to the extent necessary, to ensure that the Transferred Staff may be employed by the New Company;

8.1.3
fully pay all wages, allowances, subsidies (including medical subsidies), bonuses or other outstanding payments or benefits to any of the Transferred Staff during the period, in which such Transferred Staff work with Party A; and

8.1.4	withhold, file and pay the individual income tax payable on wages, bonuses, allowances, subsidies, or other payments or benefits received in respect of the Transferred Staff.

8.2	Duties in Respect of the New Company / the Assets

Party A covenants that it shall not authorize any other party, without the prior written consent of Party B, to:

8.2.1
create or permit to arise any lien, encumbrance, pledge, mortgage or any security or other third party right or interest on or in respect of any of the Assets, Contributed Assets and Transferred Assets or grant or issue or agree to grant or issue any guarantee;

8.2.2	enter into any transaction or arrangement with respect to the Assets, Contributed Assets and Transferred Assets;

8.2.3	depart from the ordinary course of Party A or the New Company’s daily business operations in either of the following respects:

8.2.3.1	enter into any agreements or materially modify or terminate any agreements related to the Business; and

8.2.3.2	enter into any agreements relating to the Business signed after the date hereof where the value or consideration of the proposed agreement exceeds RMB 1 million or has a term of more than 3 months.

Framework Agreement

8.2.4
increase or agree to increase the remuneration (including bonuses, commissions and benefits in kind) of any of the members of the Board or employees of the New Company or provide or agree to provide any gratuitous payment or benefit to any such person or any of their dependents; and

8.3	Transactions

Unless otherwise provided hereunder, in respect of the transactions contemplated under this Agreement, Party A shall, at its own expense, obtain all consent, approval or authorization of, or declaration, filing or registration with, any governmental authority in connection with the execution, delivery and performance of this Agreement and any Transaction Documents to which it is a party.

8.4	Government Approvals

Party A shall, using its own expenses, ensure its annual inspection and/or the extension of the Government Authorization (if applicable) appropriately and on time, and ensure the validity of Government Authorization during the term of Exclusive Cooperation Agreement as prescribe by Article 6.1 as well as the term as the parties agree to extend.

8.5	Non-competition

After Closing, unless obtaining the prior consent of Party B, Party A, within the Exclusive Cooperation Area, shall not, and shall ensure that its shareholders shall not invest or manage any business directly or indirectly in competition with the Business, or employ, engage or try to engage any Transferred Staff.

8.6	Indemnification

Each party hereby unconditionally and irrevocably agrees to indemnify indefinitely the other party and hold it harmless from and against all losses, claims, damages, expenses (including legal expenses) and liabilities which the other party may sustain, suffer or incur in connection with the transactions contemplated under this Agreement and as a result of any breach of this Agreement.

8.7	Notification by parties

8.7.1
Party A shall forthwith notify Party B upon becoming aware of any event that may show, reveal or cause any of its warranties hereunder to be incorrect, untrue, misleading or breached in any material respect or that may have any material adverse effect on the assets or liabilities of Party A.

8.7.2
Party B shall forthwith notify Party A upon it becoming aware of any event that may show, reveal or cause any warranties given by Party B hereunder as or to be incorrect, untrue, misleading or breached in any material respect.

Framework Agreement

Chapter 9 Conditions Precedent

9.1	Conditions Precedent

Closing is subject to the satisfaction of all of the following conditions precedent:

9.1.1	the confirmation of the Transaction Documents by all the parties thereto;

9.1.2	the representations and warranties of the Parties remaining true and accurate and being fully adhered to in all material respects at the time of Closing;

9.1.3	the due completion of Party A’s covenants under Articles 2 and 3.3.2.

9.2	Satisfaction and Waiver of Conditions Precedent

9.2.1
Within 3 business days after the satisfaction of the conditions precedent described in Article 9.1, Party A shall notify Party B. Within 3 business days after the issuance of the said notification, Party B shall confirm the same in writing to Party A. Closing shall then be arranged within 3 business days after receipt of Party B’s confirmation.

9.2.2
In the event that the conditions precedent set forth in Article 9.1 are not fulfilled (or waived as provided in Article 9.2.3) on or before June 10th, 2008, or such later date as the parties may agree, this Agreement (except Chapter 11) shall become null and void and be of no further effect whatsoever and all the obligations and liabilities of the parties hereunder shall cease and terminate (save for any antecedent breaches of this Agreement).

9.2.3	One or more of the conditions precedent listed in Article 9.1 may be waived by Party B at its sole discretion by sending a notice in writing to Party A.

Chapter 10 Closing

10.1	Closing

Subject to the conditions precedent having been fulfilled (or waived as provided in Article 9.2.3), Closing shall be held at the offices of TransAsia Lawyers Beijing Office (Suite 2218, China World Tower 1, No. 1 Jianguomenwai Avenue, Beijing, PRC) or at such other location as the parties shall agree.

At Closing, to the extent not previously executed and delivered, the parties shall execute and deliver, and shall cause any of the other parties thereto to execute and deliver, the Transaction Documents.

Framework Agreement

10.2	Payment of purchase price

Party B shall:

10.2.1	within 6 months after the establishment of the New Company, contribute RMB 51 million to the New Company as the registered capital and capital reserves;

10.2.2	after the establishment of the New Company, provide the New Company with initial financial support in the aggregate amount of RMB 140 million; and

10.2.3
in addition to the financial support set forth under Section 10.2.2, within 6 months after the Closing, provide financial support to the New Company in the full sum of RMB 223 million by a method agreed by the Parties, subject to the proper completion of the obligations of Party A under Chapters 3 to 8.

Party B shall have fulfilled all of its obligations in relation to capital contribution and payments. For the avoidance of doubt, Party B shall have made contribution to the registered capital and capital reserves of the New Company in the amount of RMB 51 million and shall have provided to the New Company with financial support in the aggregate amount of RMB 363 million. The New Company shall use said supporting funds to pay to Party A the consideration for the Transferred Assets.

Chapter 11 Effective Date and Termination

11.1	Effective Date

This Agreement shall be effective upon the date of its signing by the parties.

11.2	Termination

11.2.1
This Agreement shall terminate with immediate effect if the parties cannot complete the negotiation and execution of the agreements necessary for the transactions contemplated under this Agreement above within 90 days after the execution hereof unless such period is extended by the parties, except for the loan agreements in relation to the loan arrangements in Article 5.3.1.

11.2.2	This Agreement may be terminated with immediate effect by either party by means of written notice to the other parties under any of the following circumstances:

11.2.2.1
where Closing has not occurred on or before 30 June 2008 provided, however, that the right to terminate this Agreement shall not be available to either party whose failure in any material respect to fulfill any obligation under this Agreement shall have been the cause of the failure for any condition precedent to Closing to be satisfied;

Framework Agreement

11.2.2.2	where the other party has committed a breach of this Agreement, as described in Article 12.1;

11.2.2.3
where the other party becomes insolvent, if an order is made or resolution passed for the administration, winding-up or dissolution of either party (otherwise than for the purposes of a solvent corporate reconstruction), if an administrative or other receiver, manager, liquidator, administrator, trustee or similar officer is appointed over all or a substantial part of the assets of such other party, or if such other party enters into or proposes any composition or arrangement with its creditors generally analogous to the foregoing; or

11.2.2.4	where Force Majeure prevails for a period of 30 days or more and has a material adverse effect on this Agreement.

11.3	Consequence Upon Termination

Upon termination hereof, this Agreement shall be of no further effect and no party shall have any right against any of the other parties in connection with this Agreement; provided, however, the Parties shall continue with the performance of any and all duties hereunder before the termination of this Agreement.

Chapter 12  Events of Breach

12.1	Events of Breach

The occurrence of any 1 or more of the following events shall constitute a breach of this Agreement:

12.1.1
either party has materially breached the terms hereof or has failed to perform in any material respect its obligations hereunder, and such breach or nonperformance has not been remedied for a period of 10 days after receipt of the other party’s written notice requesting such remedy; and

12.1.2	any representation or warranty made by either party shall prove to have been false or misleading in any material respect.

Framework Agreement

12.2	Liabilities for Breach

Where either party commits a breach of this Agreement, it shall be liable to compensate the other party for any and all damages caused to it as a result of the breach, excluding indirect or consequential damages.

Chapter 13  Force Majeure

13.1	Consultation

In the event of Force Majeure, the parties shall promptly consult with each other to find a solution to the situation.

13.2	Relief from Obligations

Should the occurrence of a Force Majeure result in either party’s failure to perform its obligations under this Agreement in whole or in part, that party may, unless otherwise stipulated by law, be exempted from performing those obligations to the extent of the effect of the Force Majeure in question.

13.3	Suspension of Performance

Subject to this Chapter 13, the party affected by Force Majeure may suspend the performance of its obligations under this Agreement to the extent and for the duration thereof until the effect of the Force Majeure no longer operates. However, that party shall exert its best efforts to remove any impediments resulting from the Force Majeure and to minimize to the greatest possible extent any damages incurred. With the agreement of the parties, the term of this Agreement shall be extended by the period of such suspension without penalty to either party.

13.4	Written Evidence

The party claiming Force Majeure shall, as soon as possible after the occurrence of the Force Majeure, inform the other party of the situation and specify the reason for its failure to perform this Agreement, so as to minimize the damages inflicted upon that party, and shall provide the other party with written evidence, certified by the relevant government authority, of the occurrence of the Force Majeure.

13.5	Non-Exemption

A party shall not be exempted from performing its obligations under this Agreement where Force Majeure occurs following the delay by that party to perform such obligations.

Framework Agreement

Chapter 14  Confidentiality

14.1	Non-Disclosure

From the date hereof until 5 years hereafter, neither party shall disclose or communicate to any person, other than to their respective employees and affiliates for the sole purpose of implementing the agreements contemplated hereunder or as instructed by the other parties, any Trade Secret which may be within or may come into its knowledge.

14.2	Breach of Obligations

The parties shall take all necessary measures (including the signing of confidentiality agreements) to ensure that their respective directors, employees, agents, contractors, suppliers and advisors also comply with the confidentiality obligations set forth in this chapter, and shall arrange for the summary dismissal without compensation of any such person who breaches these obligations.

14.3	Exceptions

The disclosure of a Trade Secret by either party shall not be deemed to be in breach of this Chapter if any of the following circumstances apply:

14.3.1	the information is in the public domain at the time of disclosure;

14.3.2	the information is disclosed pursuant to the prior written agreement of the parties;

14.3.3	the information is required by any government authority or law to which a party, or its affiliate is subject; or

14.3.4	the information is provided to any director, employee, agent, contractor, supplier or advisor of an affiliate in the ordinary course of business pursuant to the prior written agreement of the parties.

Chapter 15  Miscellaneous

15.1	Copies

15.1.1	This Agreement shall be executed in 2 sets of originals in the Chinese language, with 1 set of originals for each party.

15.1.2
This Agreement may be executed in 1 or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same instrument.

Framework Agreement

15.2	Notice

All notices and communications between the parties shall be made in writing or by fax, delivery in person (including by courier service) or registered mail letter to the appropriate correspondence addresses set forth below:

If to Party A: Hubei Chutian Broadcasting and Television Network Co., Ltd.

Address:	Special No.1 Zijin Village, Liangdao Street, Wuchang District, Wuhan City, Hubei 430071, the PRC
Telephone:	[●]
Fax:	[●]
Attention:	XIONG Xianting

If to Party B: Jinan Youxiantong Network Technology Co., Ltd.

Address:	Suite 1014 Wenjiao Tower, Qingnian East Road, Jinan, Shandong Province 250004, the PRC
Telephone:	0531-85597002
Fax:	0531-82962222
Attention:	PU Yue

The time of receipt of the notice or communication shall be deemed to be:

15.2.1
if by fax, at the time displayed in the corresponding transmission record, unless such facsimile is sent after 5:00 p.m. or on a non-business day in the place where it is received, in which case the date of receipt shall be deemed to be the following business day;

15.2.2	if in person (including courier service), on the date that the receiving party signs for the document; or

15.2.3	if by registered mail (including express mail), 7 days after the issuance of a receipt by the post office.

15.3	Governing Law

The formation of this Agreement, its validity, interpretation, execution and settlement of disputes hereunder will be governed by PRC Law.

15.4	Dispute Resolution

15.4.1	If any dispute arises out of or in connection with this Agreement, the parties shall attempt in the first instance to resolve such dispute through friendly consultation or mediation.

15.4.2	If the dispute cannot be resolved in the above manner within 30 days after the commencement of consultations, either Party may submit the dispute to arbitration as follows:

Framework Agreement

15.4.2.1
All disputes arising out of, or in regard to this Agreement shall be submitted to China International Economic and Trade Arbitration Commission which shall be conducted by three (3) arbitrators in Beijing in accordance with the Commission’s arbitration rules;

15.4.2.2
The arbitration shall be conducted in the Chinese language, with the arbitral award being final and binding upon the Parties.  The cost of arbitration shall be allocated upon the determination of the arbitrators.

15.4.3	When any dispute is submitted to arbitration, the parties shall continue to perform their obligations under this Agreement.

15.5	Waiver

No failure or delay on the part of either party in the exercise of any right hereunder shall impair such right or be construed to be a waiver of such right or acquiescence in any breach of any representation, warranty, covenant or agreement herein, nor shall any single or partial exercise or waiver of any such right preclude other or further exercise thereof or of any other right.

15.6	Prior Agreement

This Agreement supersedes all prior agreements, whether written or oral, between or among the Parties with respect to its subject matter and along with the Transaction Documents and Supplemental Agreements, constitutes the entire agreement among the Parties with respect to its subject matter.

15.7	Amendment

No amendment or other modification of this Agreement shall in any event be effective unless the same shall be in writing and signed by an authorized representative of each party hereto, and then such amendment or other modification shall be an integral part of, and have the same effectiveness as, this Agreement.

Framework Agreement

15.8	Assignment

No party may assign any of its rights and/or obligations under this Agreement without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of, the successors, heirs, personal representatives, executors and permitted assigns of the parties.

15.9	Severability

Where any provision of this Agreement is subject to dispute or is determined by a competent court, arbitral body or government organization to be invalid or unenforceable, the remainder of this Agreement shall continue in full force and effect.

15.10	Cost and Expense

Except as otherwise expressly set forth herein or in any related documents, all fees, costs and expenses incurred in connection with the negotiation, execution, delivery and performance of this Agreement and the Transaction Documents shall be paid by the party or parties incurring such fees, costs or expenses.

[The space below is intentionally left blank.]

Framework Agreement

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement on the date first above written.

Hubei Chutian Broadcasting and Television Network Co., Ltd.

By:
Name: Xiong Xian Ting
Title: CEO/ With Chairman’s Authorization Letter
Company seal

Jinan Youxiantong Network Technology Co., Ltd.

By:	Pu Yue
Name: Pu Yue
Title: Legal person
Company seal:

Framework Agreement

[Reference Translation]

Exclusive Technical Services Agreement

between

Jinan Youxiantong Network Technology Co., Ltd.

and

Hubei Chutian Video Communication Network Co., Ltd.

June 2008

Appendix I  Form of Service Fee Payment Notice

Technical Services Agreement

This Exclusive Technical Services Agreement (Agreement) is entered into in Wuhan, Hubei Province, the People's Republic of China (PRC) on this fifth day of June 2008.

by and between

(1)
Jinan Youxiantong Network Technology Co., Ltd. a legal entity established pursuant to the relevant laws and regulations with its registered address at Suite 1014, Wenjiao Tower, No. 1 Qingnian East Road, Jinan, Shandong Province, PRC, whose legal representative is Pu Yue. (Party A)

and

(2)
Hubei Chutian Video Communication Network Co., Ltd., a legal entity established pursuant to the relevant laws and regulations with its registered address at 12th Floor, Block B, Chutian Urban Garden, 1 Zhongbei Avenue, Wuchang, Wuhan, Hubei Province, the PRC, whose legal representative is Xianting XIONG. (Party B).

(Individually a "Party" and collectively the “Parties”)

BACKGROUND

A.
Party B engages primarily in cable TV projects; management of the business with respect to analog TV, digital networks and digital TV, consultation, software, system integration and construction and other value-added business with respect to the cable digital TV in Hubei Province (Business).

B.	Party A possesses certain technologies involved in the Business as well as related expertise and resources.

C.
Party B agrees to retain Party A as its service provider of marketing, strategic consulting and technical support and services with respect to the Business (Services) for certain service fee, and Party A agrees to provide the Services.

NOW, THEREFORE, the Parties agree as follows:

1.	ENGAGEMENT

Party B hereby engages Party A to be its provider of the Services. Party B accepts such engagement and agrees to provide the Services according to the terms and conditions set forth herein.

Technical Services Agreement

2.	SCOPE OF SERVICES

Party B hereby appoints Party A, effective as of the date hereof, as its exclusive provider of the Services, as agreed by the parties from time to time, including but not limited to, the following:

2.1	Management, operation and maintenance of relevant networks and equipment;

2.2	Consulting services for operation, business development, sales and planning, market research, data collection and analysis;

2.3	Training for management personnel;

2.4	Report to Party A on international developments and advanced technology regarding the Business;

2.5	Provide developed systems and financial support software; and

2.6	Provide financing for the Services, and any related troubleshooting plans, software and technical services.

3.	GENERAL OBLIGATIONS OF PARTY A

Party A shall be required throughout the term of this Agreement to perform the following obligations:

3.1	act in good faith towards Party B and use its best efforts to fulfill any and all duties and obligations arising under this Agreement;

3.2	act in the long-term, best interests of Party B; and

3.3	attempt to minimize the costs for providing the Services in accordance with the provisions of this Agreement.

4.	OBLIGATIONS OF PARTY B IN RELATION TO THE SERVICES

Party B shall be required throughout the term of this Agreement to provide Party A with such assistance as may be requested by Party A in order to provide the Services in an efficient and effective manner in accordance with the provisions of this Agreement.

5.	CONSIDERATION

During the term of this Agreement, Party B shall pay to Party A, in RMB, a service fee equivalent to 11% of Party B‘s net profit during the said term, which shall be calculated in accordance with the following formula: the Service Fee Payable is equal 11% of the revenue of Party B minus the total costs of Party B minus again the tax payable. Total costs does not comprise any Service Fee Payable mentioned hereof.

Technical Services Agreement

In the above formula,

5.1	the revenue of Party B means any revenue collected from any third party in the course of the Business;

5.2	the tax payable includes without limitation business tax, tax, value-added tax, urban maintenance and construction tax, and educational surtax;

5.3	the total costs of Party B include any costs and fees incurred in the course of Party B’s business operations, such as costs incurred in the sale of goods; and

5.4	Party B’s net profit shall be determined by a study conducted by a reputable CPA that is designated by the shareholder’s meeting of Party B.

6.	METHOD OF RELATED FINANCING PAYMENT FOR THE TECHNICAL SERVICE

Party A shall provide to Party B, within 6 months of the execution hereof, an amount of RMB 363 million by a method confirmed by the Parties pursuant to the Framework Agreement and Finance Support Agreement.

7.	EXCLUSIVITY

7.1
Party B appoints Party A as its exclusive provider of the Services. During the term of this Agreement, Party B shall not engage any third party to provide any services similar to the Services arising from this Agreement, without Party A’s prior written consent.

7.2
Party A’s acceptance of the appointment to provide the Services shall be non-exclusive and shall not restrict Party A from acting for any other third party with respect to similar or different services.

7.3
Party A shall be the sole and exclusive owner of all rights, title and interests to any and all intellectual property rights arising from the performance of this Agreement, including, but not limited to, any copyrights, trademarks, patents, know-how and otherwise, whether developed by Party A in its performance hereof or developed by Party B based on Party A’s intellectual property.

Technical Services Agreement

8.	REPRESENTATIONS AND WARRANTIES

8.1	Party A hereby represents and warrants as follows:

8.1.1	Party A is a company duly registered and validly existing under the laws of the PRC;

8.1.2
Party A has full right, power, authority and capacity and all consents and approvals of any other third party and the relevant governmental authorities that are necessary to execute, deliver and perform this Agreement, which shall not violate or infringe any enforceable and effective laws or contracts;

8.1.3	The Agreement shall constitute a legal, valid and binding agreement of Party A and is enforceable against it in accordance with the terms upon its execution.

8.2	Party B hereby represents and warrants as follows:

8.2.1
Party B is a company duly registered and validly existing under the relevant laws and regulations and is licensed to engage in the business described on its business license, as set forth in Item B in the Background Section above.

8.2.2
Party B has full right, power, authority and capacity and all consents and approvals of any other third party and the relevant governmental authorities, that are necessary to execute, deliver and perform this Agreement, which shall not violate or infringe any enforceable and effective laws or contracts;

8.2.3	The Agreement shall constitute a legal, valid and binding agreement of Party B and is enforceable against it in accordance with the terms upon its execution.

9.	BREACH AND INDEMNIFICATIONS

9.1
If either Party (Breaching Party) violates any provision of this Agreement, fails to perform its obligations hereunder, or performs its obligations contrary to the provisions hereunder, which results in a material economic loss for the other party (Non-Breaching Party), it shall be deemed to have committed a breach of this Agreement (Breach).  In such case, the Non-Breaching Party shall be entitled to issue a written notice to the Breaching Party requiring rectification of the Breach within 10 days after receipt.

Technical Services Agreement

9.2
The Breaching Party shall be liable to indemnify the Non-Breaching party for any and all losses, claims or damages sustained as a result of the Breach. The damages payable by the Breaching Party to the Non-Breaching shall be equal to the losses incurred by the Non-Breaching Party as a result of the Breach.

10.	TERM

This Agreement shall come into effect as of the date first written above and shall continue to be effective unless terminated:

10.1	by Party A serving a 30 days prior written notice; or

10.2	in the event of Breach, by the Non-Breaching Party, if the Breaching Party has not made rectification 30 days after receipt of the notice from the Non-Breaching Party.

11.	CONSEQUENCES OF TERMINATION

11.1
In the event that this Agreement is terminated, Party B agrees that it shall remain liable to Party A for any payment owing and outstanding, including the expenses and indemnities under this Agreement prior to the date of such termination.

11.2	The termination of this Agreement, for any reason whatsoever, shall not affect the respective rights, obligations and liabilities of each of the Parties accrued prior to such termination.

12.	CONFIDENTIALITY

Each Party shall maintain as strictly confidential the provisions and existence of this Agreement and any information relating to the business of the other Party to which it might have access including, but not limited to, databases, financial and business plans, and any other information deemed to be confidential by the other Party, unless the said confidential information has already entered the public domain or was disclosed by the other Party pursuant to a court order or the applicable laws of the relevant jurisdiction.

Technical Services Agreement

13.	DISPUTE RESOLUTION

13.1	Governing Law. This Agreement shall be governed by PRC law.

13.2	Dispute Resolution.

13.2.1	If any dispute arises in connection with this Agreement, the Parties shall attempt in the first instance to resolve such dispute through friendly consultation or mediation.

13.2.2	If the dispute cannot be resolved in the above manner within thirty (30) days after the commencement of consultations, either Party may submit the dispute to arbitration as follows:

13.2.2.1
all disputes arising out of or in connection with this Agreement shall be submitted to China International Economic and Trade Arbitration Commission which shall be conducted by three (3) arbitrators in Beijing in accordance with the Commission’s arbitration rules; and

13.2.2.2
the arbitration shall be conducted in the Chinese language, with the arbitral award being final and binding upon the Parties.  The cost of arbitration shall be allocated as determined by the arbitrators.

13.2.3	When any dispute is submitted to arbitration the Parties shall continue to perform this Agreement.

14.	MISCELLANEOUS

14.1
Party A hereby agrees that Party B shall, at its sole discretion, determine the performance of any and all of its obligations in the manner as it deems fit, provided that it does not violate the applicable laws and regulations or the provisions of this Agreement.

14.2	Party B shall, for the purposes of this Agreement and applicable laws, constitute an independent contractor supplying services to Party A pursuant to the terms and conditions of this Agreement.

14.3	Party A shall not assign any of its rights or obligations under this Agreement.

Technical Services Agreement

14.4
The invalidity or unenforceability of any provision of this Agreement shall not affect the validity and enforceability of any other provision of this Agreement, provided that the material interests of the Parties are not affected.

14.5
This Agreement and the Schedules hereto constitute the entire agreement between the Parties with respect to the subject matter hereof, and shall supersede any prior expression of intent or understanding relating hereto and may only be modified or amended by a written instrument signed by the authorized representatives of the Parties.

14.6	This Agreement has been prepared in Chinese in 2 sets of originals. Each Party shall hold 1 set of original.

14.7
The failure of any Party to enforce or require performance of any of the provisions of this Agreement, or to exercise any rights provided herein, shall in no way be construed as a waiver of such provision, right, or thereafter affect such Party's right to enforce any provision of this Agreement.

14.8
All notices or other communications sent by either Party shall be written, and delivered in person (including by courier), by mail, or fax, to the other Party at the following addresses. The date at which the communication shall be deemed to be duly given or made shall be confirmed as follows: (a) for notices delivered in person, the day when the notice is received; (b) for notices delivered by mail, 10 days after the delivery date for air certified mail with postage prepaid (as shown on stamp); and (c) for notices by fax, the receipt date shown on the delivery confirmation paper of the relevant document.

If to Party A:	Jinan Youxiantong Network Technology Co., Ltd.

Attention:	PU Yue
Telephone Number:	0531-85597002
Fax:	0531-82962222
E-mail Address:	puyuecmn@gmail.com
Address:	Suite 1014, Wenjiao Tower, No. 1 Qingnian East Road, Jinan, Shandong Province, PRC

If to Party B:	Hubei Chutian Video Communication Network Co., Ltd.

Technical Services Agreement

Attention:	XIONG Xianting
Telephone Number:	[•]
Fax:	[•]
E-mail Address:	[•]
Address:	12th Floor, Block B, Chutian Urban Garden, 1 Zhongbei Avenue, Wuchang, Wuhan, Hubei Province, PRC

[The space below has been intentionally left blank.]

Technical Services Agreement

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives on the date first written above.

For and on Behalf of
Party A: Jinan Youxiantong Network Technology Co., Ltd.
Company seal

By:
Name:	PU Yue
Title:	General Manager
Date:

For and on Behalf of
Party B: Hubei Chutian Video Communication Network Co., Ltd.
Company seal

By:
Name:	XIONG Xianting
Title:	Chairman of the Board
Date:

Technical Services Agreement

[Reference Translation]

Asset Transfer Agreement

by and between

Hubei Chutian Broadcasting and Television Network Co., Ltd.

and

Hubei Chutian Video Communication Network Co., Ltd.

June 2008

	Table of Contents
Articles		Pages

1	Definitions and Interpretations	2
2	Transfer and Purchase	2
3	Assets	2
4	Transferor’ Representations and Warranties	2
5	Transferor and Transferee’ Undertaking	2
6	Mutual Representations and Warranties	2
7	Events of Breach	2
8	Force Majeure	2
9	Termination	2
10	Confidentiality	2
11	Governing Law and Dispute Resolution	2
12	Notices	2
13	Miscellaneous	2

Appendix I List of Assets

Appendix II Assets Transfer Schedule

Appendix III Payment Schedule

Asset Transfer Agreement

THIS ASSET TRANSFER AGREEMENT (Agreement) is entered into on June 5th, 2008 in Wuhan, People's Republic of China (PRC)

by and between:

(1)
Hubei Chutian Broadcasting and Television Network Co., Ltd. (Party A or Transferor), a legal entity established under the relevant laws and regulations with its legal address at Special No.1 Zijin Village, Liangdao Street, Wuchang District, Wuhan City, Hubei 430071, the PRC, whose legal representative is WEN Chengguo; and

and

(2)
Hubei Chutian Video Communication Network Co., Ltd. (Party B or Transferee), a legal entity established under the relevant laws and regulations with its registered address at 12th Floor, Block B, Chutian Urban Garden, 1 Zhongbei Avenue, Wuchang, Wuhan, Hubei Province, the PRC, whose legal representative is XIONG Xianting.

(individually a Party and collectively the Parties).

WHEREAS

The Transferor desires to transfer to the Transferee, and the Transferee wishes to purchase from the Transferor, the assets related to the Business (as defined below).

NOW, THEREFORE, the Parties have agreed as follows:

I. Definitions and Interpretations

1.1	Definitions. Unless otherwise stipulated herein, the following terms shall have the meaning set forth below:

Assets
the assets set forth in Appendix I with respect to the operation of the Business; the assets under this Assets Transfer Agreement, which, for the avoidance of doubt, are free of all debts, correspond to the partial assets of the Business in relation to the 800,000 registered subscribers to Party A and are valued at RMB 363 million (of which the total sum of the assets corresponding to the assets of the Business in relation to 800,000 of the registered subscribers to Party A shall be RMB 640 million, the appraisal value of the physical assets shall be RMB 414 million, including the capital contribution of RMB 51 million, and the appraisal value of the intangible assets relating to the exclusive operating rights and network resources shall be RMB 226 million.)

Asset Transfer Agreement

Business
The Transferred Assets located in the area  any business with respect to the design, construction, operation and maintenance of cable TV projects and networks (including TV fee collection of distribution net and network leases); any business with respect to the management of construction, marketing and operation of the analog and digital TV networks and digital TVs (including sale of set-top Boxes, sale of pay-per-program and digital TV fee collection); and value-added network business;

Business Contracts	the agreements that relate to the Business;

Force Majeure
any earthquake, storm, fire, flood, war or other significant event of natural or human-caused disaster arising after signing hereof which is unforeseen, unavoidable and not possible to overcome, and is beyond the control of any Party, and prevents the total or partial performance of this Agreement by any Party;

Government Authority	the competent government departments and authorities of the jurisdictions where the Assets (defined below) are located;

PRC Law	all laws and legislation of the PRC that are in effect, including laws, regulations, decrees and orders of government agencies and other documents of a legislative, administrative or judicial nature;

RMB	Renminbi, the legal currency of the PRC;

Tax
all forms of taxation, including, without limitation, enterprise income tax, business tax, value-added tax, stamp duty and individual income tax levied by the PRC tax authorities pursuant to PRC Law, as well as any penalty, surcharge or fine in connection therewith;

Trade Secret
any information relating to this Agreement, the Transferor or the Transferee, including, without limitation, any information regarding costs, technologies, financial contracts, future business plans and any other information deemed by the Parties to be confidential, and which is unknown by the public, has practical value and is of economic benefit to the Parties;

Asset Transfer Agreement

1.2	Headings. All headings used herein are for reference purposes only and do not affect the meaning or interpretation of any provision hereof.

1.3	Appendices. Any reference herein to an Article or Appendix is to an article or appendix of this Agreement.

1.4	Other References. Unless otherwise indicated, a reference herein to a day, month or year is to a calendar day, month or year.

II. Transfer of Assets

2.1
Purchase Price. The Transferor shall transfer to the Transferee, and the Transferee shall purchase from the Transferor, the Assets free from any encumbrances for a total consideration of physical assets equivalent to the cash value of RMB 363 million (Purchase Price).

2.2	Transfer of Assets

2.2.1	The Assets shall be transferred in installments. The transfer procedure for the Assets shall be in accordance with the Assets Transfer Schedule as set forth in Appendix II).

2.2.2	Party A shall obtain all Government Approvals necessary for the transfer of Assets (including approvals that are necessary for the transfer of state-owned assets) in accordance with Article 2.2.1.

2.2.3	In the event that Party A intends to continue to transfer its other assets in relation to the Business, Party B is entitled to the first refusal under the same conditions.

2.3
Payment Schedule. The first installment of RMB 140 million shall be payable within 5 days after the execution of this Agreement and the execlusive service agreement between Party B and Jinan Youxiantong Network Technology Co., Ltd.; the remainder of the consideration shall be payable in accordance with the Payment Schedule as set forth in Appendix III within 6 months after the execution hereof. The Transferee shall remit the Purchase Price in RMB to the bank account(s) designated by the Transferor. Any banking costs incurred from the payment of the Purchase Price shall be borne solely by the Transferor. The Transferor shall provide the Transferee with a formal invoice or receipt reflecting the receipt of the Purchase Price.

2.4
Offset Right.  Notwithstanding anything herein to the contrary, the Transferee shall be entitled to offset against the Purchase Price any amount which the Transferor owes to the Transferee for any reason, including pursuant to damages from a breach of this Agreement as set forth in Article 7. Without limiting the generality of the foregoing, the Transferee shall be entitled to reduce the payments otherwise payable after the transfer of Assets by an amount equal to the aggregate amount due and payable by the Transferor to the Transferee.

Asset Transfer Agreement

III. Assets to be Transferred

3.1	Ownership. The ownership of and title to the Assets to be transferred shall pass to the Transferee upon delivery of the Assets pursuant to Article 3.2.

3.2
Delivery and Acceptance. The Transferor shall, at their own expense, deliver the Transferred Assets to the Transferee at the location, at any time and in the manner specified by the Transferee in writing. The delivery shall not be deemed to have occurred until Transferee has reviewed and accepted, at its sole discretion, the Assets. The ownership of the Transferred Assets after delivery shall be transferred to Transferee, unless otherwise stipulated in the law or agreed to hereunder by the Parties.

3.3
Utilization. Except in the event of loss of or damage to the Assets set forth in Article 3.4 (if any), the Transferor, for the purposes of the Business, is entitled to continue with the free utilization of the Assets.

3.4
Maintenance. Until the Assets are delivered to the Transferee, the Transferor shall be responsible for the custody and maintenance of the Assets. Any material loss of or damage to the Assets shall be deemed as the Transferor’ failure to deliver the Assets and shall constitute a material breach of this Agreement, irrespective of whether such loss or damage is actually caused by or attributable to the Transferor.

IV. Transferor’s Representations and Warranties

The Transferor represents and warrants as follows:

4.1	Ownership of Assets. Party A shall ensure that the Assets obtained by Party B are free from any encumbrances, and that Party A is entitled to freely dispose of the Assets.

4.2	Condition of Assets. The Assets are in good and serviceable condition (subject to normal wear and tear where applicable) and are generally suitable for their intended purposes.

4.3	Intellectual Property Right The Assets are not in the situation of infringing upon the intellectual property rights and legal rights of any third person.

Asset Transfer Agreement

4.4
All Necessary Assets.  The intangible assets listed in Appendix I represent all of the intangible assets owned by Party A necessary for the operation or promotion of the Business, and there are no intangible assets which have been used in the ordinary operation of the Business that are not included in Appendix I.

4.5
Disputes. There are no pending or threatened civil or criminal claims, prosecutions, lawsuits, investigations or other proceedings against the Transferor; nor is the Transferor aware of any contractual provisions or executable court rulings or injunctions that may be binding upon or affect the Transferor’ property, including any intellectual property; the Transferor’ execution and performance of this Agreement, and the Transferee’s implementation or exercise of any right under this Agreement, does not violate any mortgage rights, contracts, rulings, decrees or laws that are binding upon the Transferor or the Parties’ assets.

4.6	Others.

4.6.1	The Transferor has obtained any and all written approvals of any third party for the execution, delivery and performance of this Agreement and said transactions set forth in this Agreement.

V. Transferor’s and Transferee’s Undertaking

The Transferor shall undertake the following:

5.1	Reasonable Assistance. The Transferor will provide such assistance as may be requested by the Transferee.

5.2
Registration. If the transfer of any Assets must be registered with a Government Authority, the Transferor shall submit to such Government Authority all the registration documents and take all reasonable actions needed before the date of such transfer.

5.3
Indemnity.  The Transferor shall indemnify the Transferee against any and all damages and losses sustained by the Transferee that result, directly or indirectly, from third party action against any or all of the Transferor or the Transferee which result or arise from any activities involving any of the Transferors that occurred prior to or on the date of such transfer.

The Transferee shall undertake the following:

5.4
Fund Provision. The Transferee shall make timely payments according to the Payment Schedule, Section 2.3 hereunder. The Transferee shall indemnify the Transferor against any and all damages and losses sustained by the Transferor that result, directly or indirectly, from third party action against the Transferor due to the Transferee’s failure to make the said payments according to the Payment Schedule, which result or arise from any activities involving the Transferor that occurred prior to the date of such transfer.

Asset Transfer Agreement

VI. Mutual Representations and Warranties

The Transferor represents and warrants to the Transferee, and the Transferee represents and warrants to the Transferor, that:

6.1
it is a formally and lawfully established independent legal entity, and has obtained all necessary government approvals and registrations, which approvals and registrations are continuing and effective and it has sufficient authority to conduct its business in accordance with its business license, approval certificate, articles of association or similar corporate documents;

6.2	it is fully authorized to sign this Agreement and to fulfill its obligations hereunder;

6.3	its signing of this Agreement and performance of any of its obligations hereunder will not violate:

6.3.1	its business license, approval certificate, articles of association or similar corporate documents;

6.3.2	any applicable laws or regulations, or the conditions attached to any authorization or approval granted by any governmental agency or body; and

6.3.3	any other agreement which is binding on it;

6.4
there is no lawsuit, arbitration or other legal or government procedure pending or threatened against it which, based on its knowledge, could materially and adversely affect its performance of this Agreement;

6.5	it has disclosed to the other Party all documents issued by any government authority that might have a material adverse effect on the performance of its obligations under this Agreement;

6.6	it is not the subject of any liquidation or dissolution proceedings; and

6.7	it has neither been declared bankrupt by a court of competent jurisdiction nor entered into any bankruptcy proceedings.

VII. Events of Breach

7.1	Events. The occurrence of 1 or both of the following events shall constitute a breach of this Agreement:

7.1.1
any of the Parties has materially breached the terms hereof or has failed to perform in any material respect its obligations hereunder, and such breach or nonperformance has not been remedied for a period of 10 days after receipt of any other Party’s written notice requesting such remedy; and

Asset Transfer Agreement

7.1.2	any representation or warranty made by any of the Parties herein shall prove to have been false or misleading in any material respect.

7.2	Transferor Breach. Where the Transferor commits a breach of this Agreement, the Transferor shall be liable to compensate the Transferee for any and all damages caused to it as a result of the breach.

7.3	Transferee Breach. Where the Transferee commits a breach of this Agreement, it shall be liable to compensate the Transferor for any and all damages caused to them as a result of the breach.

VIII.  Force Majeure

8.1	Consultation. In the event of Force Majeure, the Parties shall promptly consult with each other to find a solution to the situation.

8.2
Exemption. Should the occurrence of a Force Majeure result in any Party’s failure to perform its obligations under this Agreement in whole or in part, that Party may, unless otherwise stipulated by law, be exempted from performing those obligations to the extent of the effect of the Force Majeure in question.

8.3
Best Efforts. Subject to this Article 8, the Party affected by Force Majeure may suspend the performance of its obligations under this Agreement to the extent and for the duration thereof until the effect of the Force Majeure no longer operates. However, that Party shall exert its best efforts to remove any impediments resulting from the Force Majeure and to minimize to the greatest possible extent any damages incurred. With the agreement of the Parties, the term of this Agreement shall be extended by the period of such suspension without penalty to any Party.

8.4
Written Evidence. The Party claiming Force Majeure shall, as soon as possible after the occurrence of the Force Majeure, inform the other Parties of the situation and specify the reason for its failure to perform this Agreement, so as to minimize the damages inflicted upon the other Parties, and shall provide the other Parties with written evidence, certified by the relevant government authority, of the occurrence of the Force Majeure.

8.5	Non-Exemption. A Party shall not be exempted from performing its obligations under this Agreement where Force Majeure occurs following the delay by that Party to perform such obligations.

8.6	Termination. If Force Majeure prevails for a period of 30 days or more and has a material adverse effect on this Agreement, this Agreement may be terminated in accordance with Article 9.1.3.

Asset Transfer Agreement

IX. Termination

9.1	Conditions of Termination. This Agreement may only be terminated as listed below, namely:

9.1.1
by the Transferee if the Transferor, and by the Transferor if the Transferee, commits a material breach of this Agreement which it fails to remedy within 10 days after the receipt of written notice from the non-breaching Party requesting such remedy;

9.1.2	by the Transferee if the Transferor, and by the Transferor if the Transferee, becomes insolvent or declares bankruptcy;

9.1.3
by the Transferee delivering written notice to the Transferor if Force Majeure prevails against the Transferor, and by the Transferor delivering written notice to the Transferee if Force Majeure prevails against the Transferee, as stipulated in Article 8.6; or

9.1.4	by the Transferee if the Transferor, and by the Transferor if the Transferee, expressly states or by its conduct indicates that it will not discharge any of its obligations hereunder.

9.2
Effect of Termination. The termination of this Agreement shall not affect any rights and obligations which have accrued prior to the termination; provided, however, that nothing herein shall relieve any Party of any liability for any actions that occur before the termination of this Agreement.

X. Confidentiality

10.1
Non Disclosure. From the date hereof until 5 years hereafter, the Transferor shall not disclose or communicate to any person, other than to employees of the Parties and their respective affiliates for the sole purpose of implementing the transactions contemplated hereunder or as instructed by the Transferee, any Trade Secret which may be within or may come into their knowledge.

10.2
Breach of Obligations. The Parties shall take all necessary measures (including the signing of confidentiality agreements) to ensure that their respective directors, employees, agents, contractors, suppliers and advisors also comply with the confidentiality obligations set forth in this Chapter, and shall arrange for the summary dismissal of any such person who breaches these obligations.

10.3	Exceptions. The disclosure of any Trade Secret by any Party shall not be deemed to be in breach of this Article if any of the following circumstances apply:

10.3.1	the information is in the public domain at the time of disclosure;

Asset Transfer Agreement

10.3.2	the information is disclosed pursuant to the prior written agreement of the Parties;

10.3.3	the information is required by any government authority or law to which a Party, or its affiliate is subject; or

10.3.4	the information is provided to any director, employee, agent, contractor, supplier or advisor of an affiliate in the ordinary course of business pursuant to the prior written agreement of the Parties.

XI. Governing Law and Dispute Resolution

11.1	Governing Law. This Agreement shall be governed by PRC Law. Where PRC Law is silent on a particular matter relating to this Agreement, reference shall be made to international commercial practice.

11.2	Dispute Resolution.

11.2.1	If any dispute arises in connection with this Agreement, the Parties shall attempt in the first instance to resolve such dispute through friendly consultation or mediation.

11.2.2	If the dispute cannot be resolved in the above manner within thirty (30) days after the commencement of consultations, either Party may submit the dispute to arbitration as follows:

11.2.2.1
all disputes arising out of or in connection with this Agreement shall be submitted to China International Economic and Trade Arbitration Commission which shall be conducted by three (3) arbitrators in Beijing in accordance with the Commission’s arbitration rules; and

11.2.2.2
the arbitration shall be conducted in the Chinese language, with the arbitral award being final and binding upon the Parties.  The cost of arbitration shall be allocated as determined by the arbitrators.

11.2.3	when any dispute is submitted to arbitration the Parties shall continue to perform this Agreement.

XII. Notices

12.1
Notice. All notices and communications between the Parties shall be made in writing by facsimile transmission, delivery in person (including courier service) or registered mail to the addresses set forth below:

The Transferor: Hubei Chutian Broadcasting and Television Network Co., Ltd.

Asset Transfer Agreement

Address : Special No.1 Zijin Village, Liangdao Street, Wuchang District, Wuhan City, Hubei 430071, the PRC
Tel	:	[•]
Fax	:	[•]
Attn	:	[•]

The Transferee: Hubei Chutian Video Communication Network Co., Ltd.

Address : 12th Floor, Block B, Chutian Urban Garden, 1 Zhongbei Avenue, Wuchang, Wuhan, Hubei Province, the PRC
Tel	:	[•]
Fax	:	[•]
Attn	:	[•]

12.2	Time of Receipt. The time of receipt of the notice or communication shall be deemed to be:

12.2.1
the time set forth in the transmission journal, in the case of a facsimile transmission, unless such facsimile transmission is sent after 5:00 p.m., in which event the date of receipt shall be deemed to be the following business day in the place of receipt;

12.2.2	the time of signing of a receipt by the receiving Party in the case of delivery in person (including courier service); and

12.2.3	7 days from that shown on the official postal receipt, in the case of registered mail.

XIII. Miscellaneous

13.1	Entire Agreement. This Agreement represents the full agreement of the Parties as to the subject matter hereof, and shall supersede all prior discussions, proposals, negotiations and agreements.

13.2	Amendment. This Agreement can only be modified, altered or supplemented through written agreements signed by the Parties.

13.3	No Waiver. Failure or delay on the part of any Party to exercise any right under this Agreement shall not operate as a waiver thereof.

13.4	Severability. The invalidity of any provision of this Agreement shall not affect the validity of any other provision of this Agreement which is unrelated to that provision.

13.5	Language. This Agreement has been prepared in Chinese in 2 sets of originals. Each Party shall hold 1 set of original.

Asset Transfer Agreement

13.6	No Agency. The status of the Parties under this Agreement shall be that of independent contractors, and no Party has the right to make commitments for or on behalf of the other Party.

13.7	Tax. The Parties shall be responsible for its own tax obligations incurred in connection with this Agreement.

13.8	Expenses. Unless otherwise specified, each Party shall bear its own expenses incurred in preparing and performing this Agreement.

13.9
Further Assurance. Upon the request of any Party, the Parties shall execute such documents and do such things as are reasonably necessary to give effect to the transactions contemplated herein. If approvals from Government Authorities are required for any transactions contemplated herein, the Transferor shall use its best endeavors to obtain such approvals.

13.10	Taking Effect. This Agreement shall be effective upon signing by the Parties’ authorized representatives and shall be affixed with their respective company seals.

[The space below is intentionally left blank.]

Asset Transfer Agreement

IN WITNESS WHEREOF, the Parties have arranged for this Agreement to be signed by their duly authorized representatives on the date first indicated above.

For and on behalf of Hubei Chutian Broadcasting and Television Network Co., Ltd.

Signature	:

Name	:	Xianting, Xiong

Title	:	CEO

Company Seal	:

For and on behalf of Hubei Chutian Video Communication Network Co., Ltd.

Signature	:

Name	:	Bolin, Zen

Title	:	General Manager

Company Seal	:

Asset Transfer Agreement

[Appendix I]

List of Assets

Asset Transfer Agreement

[Appendix II]

Assets Transfer Schedule

Date	Total Sum of Assets
June 10th, 2008	RMB 200 million (including the physical assets and the value of the proprietary rights)
Within 6 months	RMB 389 million (including the physical assets and the value of the proprietary rights)

Asset Transfer Agreement

[Appendix III]

Payment Schedule

Date	Sum	Note
Within 5 days of the execution hereof	RMB 140 million
Within 6 months of the execution hereof	RMB 223 million

Asset Transfer Agreement

[Reference Translation]

Exclusive Cooperation Agreement

by and between

Hubei Chutian Broadcasting and Television Network Co., Ltd.

and

Hubei Chutian Video Communication Network Co., Ltd.

June 2008

Exclusive Service Agreement

THIS EXCLUSIVE COOPERATION AGREEMENT (Agreement) is made on this fifth day of June 2008 in Wuhan, Hubei Province, People's Republic of China ("PRC")

by and between:

(1)
Hubei Chutian Broadcasting and Television Network Co., Ltd. (Party A), a legal entity established under the laws of the PRC with its registered address at Special No.1 Zijin Village, Liangdao Street, Wuchang District, Wuhan City, Hubei 430071, the PRC; and

and

(2)
Hubei Chutian Video Communication Network Co., Ltd. (Party B), a legal entity established under the laws of the PRC with its registered address with its registered address at 12th Floor, Block B, Chutian Urban Garden, 1 Zhongbei Avenue, Wuchang, Wuhan, Hubei Province 430071, the PRC, whose legal representative is XIONG Xianting.

(individually a Party, and collectively, the Parties).

RECITALS

A.	Party B shall provide exclusive services for Party A to engage in the Business in the Exclusive Cooperation Areas;

B.	Party A are engaged in the Business (as defined below) and have obtained the necessary permit for the lawful operation of its Business;

C.	Party A is willing to accept technical support services in relation to its Business, and Party B is willing to provide such services.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATIONS

1.1	Definitions. Unless otherwise indicated, the following terms in this Agreement shall have the meanings set forth below:

Effective Date	the effective date of this Agreement, which shall be the date first indicated above;

Event of Breach	as defined in Article 8.3 below;

Exclusive Service Agreement

Business
any business with respect to the design, construction, operation and maintenance of cable TV projects and networks (including TV fee collection of distribution net and network leases); any business with respect to the management of construction, marketing and operation of the analog and digital TV networks and digital TVs (including sale of set-top Boxes, sale of pay-per-program and digital TV fee collection); and value-added network business;

Exclusive Cooperation Area
refers to the following municipal cities, districts, counties, independent factories and mines in which the cable TV distribution networks are acquired by Party A: Xiantao City, Qianjiang City, Jinxiang Group, Yicheng City, Gong’an County, Baokang County, Yuan’an County, Jingshan County, Dangyang City, Shayang County, Guangshui City, Shennongjia Forest Area, Yingshan County, Qujialing Administration Zone, Tongcheng County, Longganhu Administration Zone, and Zhongxiang City;

Financial Statements
cash flow statements, balance sheets, profit and loss statements and any other financial statements relating to the Business, which shall be prepared in accordance with international accounting standards;

PRC Law	all laws and regulations of the PRC which are applicable upon and after the date of signing of this Agreement;

Project Account	as defined in Article 7.1.1;

RMB	Renminbi, the lawful currency of the PRC.

1.2	Interpretations.

1.2.1	The headings herein are for reference purposes only and do not affect the meaning or interpretation of any provision hereof.

Exclusive Service Agreement

1.2.2	Any reference herein to an Article or Appendix is to an article or appendix of this Agreement.

1.2.3
Unless otherwise indicated, a reference herein to a day, month or year is to a calendar day, month or year. A reference to a business day is to a day on which commercial banks are open for business in the PRC.

2.	REPRESENTATIONS AND WARRANTIES

2.1	Parties. Each Party represents and warrants that, as of the date of signing hereof:

2.1.1	it has full power and authority to execute and deliver this Agreement and to perform its responsibilities and obligations hereunder; and

2.1.2
it shall maintain as strictly confidential the provisions and existence of this Agreement and any information relating to the Business of the other Party to which it might have access during the performance of this Agreement, including without limitation customer database, financial and business development plans, market research and other information deemed to be confidential by such other Party.

2.2
Party A.  Party A represents and warrants that, as of the date of signing hereof, it has obtained and will maintain the validity of all permits from the relevant governmental authorities necessary for the lawful operation of its business and its performance of this Agreement.

3.	SERVICES PROVIDED BY PARTY B TO PARTY A

3.1
Exclusivity. Party A and Party B shall engage in an exclusive operational cooperation in relation to any and all fields of the Business, and Party A shall ensure that Party B exclusively provides any and all services in relation to the Business of Party A.

3.2
Business-Related Services. Party B undertakes to provide, in the Exclusive Cooperation Area, various technical services to Party A including but not limited to, exclusively engaging in the operational cooperation with Party A in the following:

3.2.1	Collecting the license fees and installment fees from analog cable TV users;

3.2.2	Collecting the license fees and installment fees from digital cable TV users;

Exclusive Service Agreement

3.2.3	Collecting channel landing fees;

3.2.4	The marketing, promotion and sales of digital TV set-top Boxes;

3.2.5	The building and maintenance of the cable TV network;

3.2.6	The marketing, promotion and sales of businesses in relation to broadcast and television network broadband access;

3.2.7	the operation of businesses in relation to wireless network transmission and cable TV;

3.2.8	Providing Party A with various troubleshooting, software support and other technology services;

3.2.9	Providing Party A with the developments, updates and upgrades in relation to the provider application software and user application software;

3.2.10	Providing Party A with training services for technology staff and technology consulting services in relation to the business; and

3.2.11	Providing Party A with other applicable technology services.

4.	SHARED RESOURCES OF THE PARTIES

4.1	Party A and Party B shall share their resources, which include but is not limited to, Government Approvals and client information (client database, etc.);

4.2
Party A shall provide Party B with all support and most favoured treatment in relation to the Business, which include but is not limited to, providing Party B with the right to use its business facilities and offices.

5.	NON-COMPETITION

5.1
Party A shall not directly or indirectly or cause its respective shareholders to directly or indirectly(through agency or other methods) encourage or ask for any invitation from, accept suggestions of, consult or negotiate with, or provide any information to any other individual or entity related to any transaction or services under this Agreement.

5.2
If Party A or any of its shareholders, are in receipt of suggestions or other information with respect to the transactions hereunder from a third party, Party A must immediately notify the contents of such information to Party B. Party A shall ensure that its shareholders comply with this Article. Party A will be liable for any breach of this Article by its shareholders.

Exclusive Service Agreement

6.	FEES AND PAYMENT TERMS

6.1
In consideration for the services provided by Party B to Party A, Party A shall pay Party B the service fees which shall be of an amount equivalent to the revenue, before any applicable taxes (not including any applicable business taxes), that is accrued by Party A in the Exclusive Cooperation Area during the term of this agreement and the first renewal period. If Party A and Party B require the adjustment of the revenue transfer arrangement that is based on the transfer structure, Party A shall use best efforts to cooperate with Party B to implement a the necessary revenue transfer mechanism. The service fee shall be remitted in full, in RMB, to Party B's designated bank account within 5 days after the last day of the preceding month. At such time, Party A shall also provide to Party B the relevant Financial Statements for the corresponding month, as well as any other relevant documents and/or information regarding the calculation of the service fee.

6.2
Other fees. The Parties hereby expressly agree that there shall not be any other payment obligations arising from the service requirements, other than the services fees expressly stipulated to in Article 6.1.

7.	FINANCIAL MANAGEMENT

7.1
Project Account. The Parties agree that, in the interests of clarity, all receivables and payables relating to the Business that are generated or incurred in the Exclusive Cooperation Area during the term of this Agreement shall be only remitted to and withdrawn from the same dedicated bank account, in accordance with the following provisions:

7.1.1	within 30 days after the Effective Date, Party A shall open a RMB bank account in its name for use specifically in respect of the Business (Project Account);

7.1.2
the Project Account shall be opened at the Beijing branch of a bank agreed to by the Party A and Party B, and shall be set up such that the personal seals of 1 representative from each of the Parties are required in order for money to be deposited or withdrawn from it, which representatives shall be appointed by the Parties in writing within 10 days after the Effective Date;

Exclusive Service Agreement

7.1.3	the Project Account shall be used for the sole purpose of receiving proceeds from Party B and/or effecting payments relating to the Business; and

7.1.4	Party A and Party B may request from the relevant bank at any time a statement of the activities on the Project Account.

7.2
Records. Party A agrees to maintain comprehensive financial records (including the Financial Statements) in respect of the Business, which shall be kept at its registered office in Jinan, PRC and shall be available for Party B's inspection at such times as Party B may reasonably request in writing.

7.3
Annual Statement. Within 30 days after the end of each financial year, Party A shall provide to Party B comprehensive Financial Statements for such financial year. Each Financial Statement, together with the financial records described in Article 7.2 above, shall be subject to an independent audit conducted by a reputable accounting firm registered in the PRC approved by Party B, at Party A's sole expense.

7.4	Financial Statements. Within 10 days after a written request for such from Party B, Party A shall also provide to Party B Financial Statements.

7.5
Undertaking. Upon the agreement entered into by the Parties, Party B may be empowered by Party A as its authorized representative to collect the revenue, before any applicable taxes (not including any applicable business taxes), accrued by Party A in the Exclusive Cooperation Area during the term of this agreement and the first renewal period.

8.	EFFECTIVE DATE, BREACH AND TERMINATION

8.1	Effective Date. This Agreement shall enter into effect from the Effective Date and shall continue with full force and effect until the earlier of either:

8.1.1	the 20th anniversary hereof; or

8.1.2	its termination by either Party in accordance with Article 8.4 below.

8.2
Extension. The term of this Agreement may be extended within 60 days before its expiration pursuant to Party A’s notice to Party B and another share holder of Party B, Jinan Youxiantong Network Technology Co., Ltd., indicating its intent to extend the term. The extension term shall be determined by Party A and clearly stated the abovementioned notice. Party B and another share holder of Party B, Jinan Youxiantong Network Technology Co., Ltd., shall agree to such extended term unconditionally, under the condition that the term cannot not exceed 10 years.

Exclusive Service Agreement

8.3	Breach. The occurrence of any one or more of the following events constitutes a breach of this Agreement (Event of Breach):

8.3.1	either of the Parties has failed to perform any of its obligations hereunder , thus causing substantial losses to the other Party, and such obligation was not waived in writing by the other Party;

8.3.2	either of the Parties is in breach of the terms hereof, and such breach has not been remedied for a period of 10 days after receipt of the other Party's written notice requesting such remedy; and

8.3.3	any representation or warranty made by either of the Parties herein proves to be false or misleading in any material respect.

8.4	Termination. This Agreement will terminate automatically upon its expiration, unless terminated prematurely under either of the following circumstances, namely:

8.4.1	by the non-breaching Party with 30 days' written notice upon the occurrence of an Event of Breach; or

8.4.2	with the mutual written consent of the Parties.

8.5	Post Termination. Upon the termination of this Agreement by either Party:

8.5.1	the licenses granted hereunder shall cease with immediate effect; and

8.5.2	any outstanding fees or other amounts payable hereunder by either Party to other Parties shall become due within 10 days after the date of delivery of an invoice for the same.

8.6	Survival. The following obligations shall survive the termination of this Agreement for any reason:

8.6.1
the confidentiality undertakings set forth in Article 2.1.2 above, which shall continue indefinitely after the date of termination (unless the disclosure of confidential information has already entered the public domain or was made pursuant to a court order or law of relevant jurisdiction); and

Exclusive Service Agreement

8.6.2	the obligation of the service fee, which shall continue for as long as any receivables generated from the relevant services during this Agreement are outstanding.

9.	GOVERNING LAW AND DISPUTE RESOLUTION

9.1	Governing Law. The execution, validity, interpretation and implementation of this Agreement and the settlement of disputes under it shall be governed by PRC Law.

9.2
Interpretation. If any dispute arises in connection with the interpretation of any provisions of this Agreement, the Parties shall determine the true intention of those provisions by making reference to the wording of this Agreement, the relevant Articles, the objective of the Agreement, commercial practice and the principle of good faith.

9.3	Consultation. If any dispute arises in connection with this Agreement, the Parties shall attempt in the first instance to resolve such dispute through friendly consultation or mediation.

9.4	Arbitration. If the dispute cannot be resolved in the above manner within 30 days after the commencement of consultations, either Party may submit the dispute to arbitration as follows:

9.4.1
all disputes arising out of or in connection with this Agreement shall be submitted to the China Chamber of International Commerce for arbitration in Beijing under the its rules and by a sole arbitrator appointed in accordance with those rules;

9.4.2
the arbitration shall be conducted in the Chinese language, with the arbitral award final and binding upon both Parties. Unless otherwise determined by the arbitrator, the cost of arbitration shall be borne by the losing Party.

9.4.3	When any dispute is submitted to arbitration, except for the matters under dispute, the Parties shall continue to perform this Agreement.

10.	MISCELLANEOUS PROVISIONS

10.1
Notices and Delivery. All notices and communications between the Parties shall be made in writing by facsimile transmission, delivery in person (including courier service) or registered airmail letter to the appropriate correspondence addresses set forth below:

Hubei Chutian Broadcasting and Television Network Co., Ltd.

Exclusive Service Agreement

Address:	Special No.1 Zijin Village, Liangdao Street, Wuchang District, Wuhan City, Hubei 430071, the PRC
Tel:	[•]
Fax:	[•]
Attn:	[•]

and

Hubei Chutian Video Communication Network Co., Ltd.

Address:	12th Floor, Block B, Chutian Urban Garden, 1 Zhongbei Avenue, Wuchang, Wuhan, Hubei Province 430071, PRC
Tel:	[•]
Fax:	[•]
Attn:	[•]

10.2	Timing. The time of receipt of the notice or communication shall be deemed to be:

10.2.1
if by facsimile transmission, at the time displayed in the corresponding transmission record, unless such facsimile is sent after 5:00 p.m. or on a non-business day in the place where it is received, in which case the date of receipt shall be deemed to be the following business day;

10.2.2	if in person (including express mail), on the date that the receiving Party signs for the document; or

10.2.3	if by registered mail, on the 10th day after the date that is printed on the receipt of the registered mail.

10.3
Amendments. The provisions of this Agreement may not be waived, modified or amended except by an instrument in writing signed by both Parties (which instrument shall be attached as an Appendix hereto).

10.4	No Waiver. Failure or delay on the part of either Party to exercise any right under this Agreement shall not operate as a waiver thereof.

10.5	Severability. The invalidity of any provision of this Agreement shall not affect the validity of any other provision of this Agreement which is unrelated to that provision.

10.6
Binding Effect. This Agreement is legally binding upon the Parties and enforceable in accordance with its terms and conditions. Appendices shall form an integral part of this Agreement and shall be legally binding upon the Parties.

Exclusive Service Agreement

10.7	Successors. This Agreement shall be binding upon the Parties and upon their respective successors and assigns (if any).

10.8	Assignment. Either Party may not assign or otherwise transfer its rights or obligations under this Agreement without the prior written consent of other Parties.

10.9	Entire Agreement. This Agreement and any Appendices hereto constitute the entire agreement between the Parties and supersede all prior discussions, negotiations and agreements.

[The space below has been intentionally left blank.]

Exclusive Service Agreement

IN WITNESS WHEREOF, the Parties hereto have executed or caused this Agreement to be executed by their duly authorised representatives (as the case may be) as of the date first indicated above.

For and on behalf of
Party A:
Hubei Chutian Broadcasting and Television Network Co., Ltd.

Signature	:
Name	:	Xiong Xian Ting
Title	:	CEO/Authorized by Chairman
Company Seal	:

For and on behalf of
Party B:
Hubei Chutian Video Communication Network Co., Ltd.

Signature	:
Name	:	Zen Bo Lin
Title	:	General Manager/Authorized by Chairman
Company Seal

Exclusive Service Agreement

Exhibit 99.1

Jun 18, 2008 08:26 ET

China Cablecom Completes Phase One Acquisition of Hubei Chutian Network

Phase One of Hubei Acquisition Adds Over 800,000 Paying Subscribers; China Cablecom's Total Paying Subscribers After Acquisition Exceeds 1.2 Million

SHANGHAI, CHINA--(Marketwire - June 18, 2008) - China Cablecom Holdings, Ltd. ("China Cablecom") (OTCBB: CCCHF) (OTCBB: CCCZF) (OTCBB: CCCWF), a joint-venture provider of cable television services in the People's Republic of China (PRC), today announced that it has completed the first phase of a previously announced agreement to acquire a 60 percent economic interest in Hubei Chutian Video & Information Network ("Hubei Broadcasting"), a joint venture with Hubei Chutian Broadcasting and Television Network Co., Ltd. ("Hubei Chutian"), a local state-owned enterprise, owned by the Hubei branches of China's State Administration of Radio Film and Television ("SARFT") and nine other municipal branches of China's SARFT in Hubei province.

The consummation of phase one, representing 17 cities, of the Hubei Broadcasting acquisition secures over 800,000 additional paying subscribers for China Cablecom. Total consideration to be paid for phase one will be approximately $55 million and will be payable in installments. China Cablecom will be able to consolidate 60 percent of the financial results of operations and cash flows of Hubei Broadcasting into its financial results pursuant to US Generally Accepted Accounting Principles from the date of closing. Phase two, which was previously announced, would represent an additional 800,000 paying subscribers and is pending further due diligence and execution of definitive agreements.

Located in the Hubei province in central China, Hubei Chutian controls over 30 cable network systems, which serve approximately 50 percent of a total provincial population base of 60.3 million. The Hubei Chutian cable network passes 4.5 million homes and has approximately 3.0 million paying subscribers.

Summary financial information, reflecting 100 percent of Hubei Chutian on a stand-alone basis, and non-financial operating metrics for the 17 cities acquired is as follows:

	2006	2007	% Increase	Quarter ended March 31, 2008
(revenues and EBITDA in millions)	(audited)			(unaudited)
Revenues	$14.3	$19.3	35%	$6.1

EBITDA	$6.2	$8.0	29%	$2.5

Paying subscribers	664,601	784,642	18%	821,342

ARPU	$1.79	$2.05	15%	$2.05

Hubei Chutian's audited balance sheet at December 31, 2007 reported $44.5 million in property, plant and equipment, net of depreciation, and $7.1 million in equity.

Selected unaudited pro forma information, reflecting China Cablecom's 60 percent consolidation of the 17 cities acquired from Hubei Chutian, is as follows:

Consolidated pro forma China Cablecom (1)		Quarter ended
(revenues and EBITDA in millions)	2007	March 31, 2008

Revenues	$26.3	$8.1

EBITDA	$7.3	$2.3

Paying subscribers	1.1 million	1.2 million

(1) Assumes the following took place on January 1, 2007: (1) the business combination between Jaguar Acquisition Corporation and China Cablecom and (2) the consummation of the consolidation of 17 cities included in phase one of the Hubei Broadcasting acquisition.

Selected statistical and demographic information relating to the 17 cities acquired in phase one are as follows:

Total households	2.7 million
Homes passed	1.0 million
Cable TV penetration	38.5%
Population	9.2 million
GDP growth (Hubei province)	22.1%

According to analysis by Skillnet GmbH, Hubei Province has the 6th largest cable broadcasting market in the PRC. Government directives mandate the conversion of the entire country to digital cable TV by 2015, which allows cable TV operators to drive significant revenue growth and enhance margins which is complemented by selling higher priced value-added services and content, such as broadband internet service. According to the digitalization plan announced by SARFT, by 2010, 57 percent of cable households in the Hubei province are expected to convert to digital, an increase of approximately 110 percent, while ARPUs are expected to reach approximately $3.45 per month, representing an approximate 72 percent increase from current levels associated with existing subscribers of analog service.

This is the second major acquisition by China Cablecom since the company was founded in October of 2006. It follows the company's September 2007 acquisition of Binzhou Broadcasting and Television Information Network Co., Ltd. ("Binzhou Broadcasting"), an operating cable TV joint venture with a local SOE owned by the Binzhou branches of SARFT in the Shandong province.

"I am very pleased to report our closure of phase one of the acquisition of Hubei on schedule. With over 1.2 million current paying subscribers, China Cablecom ranks as one of the largest cable operators in the world by subscribers," says Clive Ng, founder and Executive Chairman of China Cablecom. "Our team continues to successfully execute our expansion goals and securing this joint venture has allowed us to create significant organic growth opportunities through recurring subscription-based revenues thereby strengthening our cash flow from operations."

Mr. Ng concluded, "With the nation-wide digital migration initiative gaining momentum, China Cablecom is committed to its digitization strategy as we move into the new era of digital TV broadcasting. We will continue to look for profitable acquisition opportunities to diversify revenue and enhance the long term value of China Cablecom Holdings for its shareholders."

Outlook for the full year 2008 (1)

To enhance comparability, China Cablecom is providing its outlook for 2008 on a pro forma basis.

For full year 2008, China Cablecom anticipates pro forma EBITDA of $11 million as we continue to add analog and digital subscribers throughout 2008.

On a GAAP basis, China Cablecom anticipates the recognition of a net loss of $10 million for full year 2008. The net loss for 2008 is primarily attributable to (1) the non-cash amortization of intangible assets which were acquired in connection with China Cablecom's acquisitions of Binzhou Broadcasting and Hubei Broadcasting and (2) non-cash interest expense associated with the original issue debt discount and deferred financing costs relating to China Cablecom's September 2007 bridge financing and May 2008 convertible note financing.

2008 (1)

Homes passed	1.8 million
Paying subscribers	1.4 million
Digital subscribers	300,000

(1) The pro forma projections assume that the following took place on January 1, 2008: (1) the business combination between Jaguar Acquisition Corporation and China Cablecom and (2) the consummation of the consolidation of 17 cities acquired in phase one of the Hubei Broadcasting acquisition. Pro forma EBITDA is defined as net loss before interest, taxes, depreciation, amortization and other non-recurring acquisition-related charges.

About China Cablecom Holdings

China Cablecom Holdings is a joint-venture provider of cable television services in the People's Republic of China, operating in partnership with a local state-owned enterprise ("SOE") authorized by the PRC government to control the distribution of cable TV services through the deployment of analog & digital cable services. China Cablecom recently entered into an agreement to acquire a 60 percent economic interest in a cable network in Hubei province with paying subscribers exceeding 800,000. The Company originally acquired operating rights of the Binzhou Broadcasting network in Binzhou, Shandong Province in September 2007 by entering into a series of asset purchase and services agreements with a company organized by SOEs owned directly or indirectly by local branches of SARFT in five different municipalities to serve as a holding company of the relevant businesses. China Cablecom operates 22 cable networks with over 1.2 million paying subscribers. China Cablecom Holdings' strategy is to replicate the acquisitions by operating partnership models in other municipalities and provinces in the PRC and then introducing operating efficiencies and increasing service offerings in the networks it operates.

Non-GAAP Financial Measures

This release contains discussion of China Cablecom's revenues, and projected and pro forma revenues, as well as earnings before interest, taxes, depreciation and amortization (EBITDA) and projected/pro forma EBITDA and EBITDA and projected/pro forma ARPU. Although EBITDA and projected/pro forma EBITDA are not measures of financial condition or performance determined in accordance with Generally Accepted Accounting Principles, China Cablecom uses EBITDA to value businesses it acquires or anticipates acquiring. EBITDA and projected/pro forma EBITDA are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Below is a table reconciling certain non-GAAP financial measures appearing elsewhere herein relating to Hubei Chutian on a stand-alone basis to the most closely analogous GAAP measures:

	Year Ended December 31,
	2006	2007	Quarter Ended March 31, 2008
		(unaudited)
Net income	$2,485,968	$3,442,004	$1,080,721
Depreciation and amortization	2,752,914	3,892,797	1,146,258
Interest income	(9,145)	(14,620)	(3,715)
Interest & finance	49,111	109,793	19,146
Income tax	953,609	617,060	249,231
Non-GAAP income (EBITDA)	$6,232,457	$8,047,034	$2,491,641

Below is a table reconciling certain non-GAAP financial measures relating to China Cablecom's consolidated pro forma net income, reflecting China Cablecom's 60 percent consolidation of Binzhou Broadcasting and the 17 cities acquired from Hubei Chutian, to the most closely analogous GAAP measures:

	2007	Quarter Ended March 31, 2008
	(Unaudited in USD)
Net income	$276,970	(927,762)
Amortization	652,851	618,345
Depreciation	3,637,744	1,265,553
Interest income	(107,333)	(20,696)
Interest & finance	2,326,105	1,096,689
Income tax	513,005	226,227
Non-GAAP income (EBITDA)	$7,299,342	$2,258,356

Safe Harbor Statement

The matters discussed in this press release contain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this presentation and in the Company's other written and oral reports are based on current Company expectations and are subject to risks and uncertainties, which could cause actual results to differ materially. Any forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained herein. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. The forward-looking statements herein speak only as of the date stated herein and might not occur in light of these risks, uncertainties, and assumptions. China Cablecom Holdings undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. You should carefully consider these factors as well as the additional risk factors outlined in the filings that China Cablecom Holdings makes with the U.S. Securities and Exchange Commission, including the Registration Statement on Form S-1 filed on April 18, 2008.

HUBEI CHUTIAN RADIO & TELEVISION INFORMATION NETWORK CO., LTD.
(17 BRANCHES - CARVE-OUT)
COMBINED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31,

	(Audited)
	2007 USD	2006 USD
Revenues, net	$19,294,877	$14,266,818
Cost of revenues	(2,205,021)	(1,805,627)
Gross profit	17,089,856	12,461,191
General and administrative expenses	(5,224,199)	(3,812,870)
Sales and marketing expenses	(8,169,038)	(5,676,668)
Finance cost	(109,793)	(49,111)
Operating income	3,586,826	2,922,542
Interest income	14,620	9,145
Other income	457,618	507,890
Income before income taxes	4,059,064	3,439,577
Provision for income tax	(617,060)	(953,609)
Net income	$3,442,004	$2,485,968

HUBEI CHUTIAN RADIO & TELEVISION INFORMATION NETWORK CO., LTD.
(17 BRANCHES - CARVE-OUT)
COMBINED BALANCE SHEETS
DECEMBER 31,

	(Audited)
	2007	2006
Assets	USD	USD
Current assets
Cash	$1,933,257	$1,992,309
Accounts receivable, net	272,500	222,378
Prepayments and other receivables	1,239,969	1,579,312
Inventories	1,061,075	947,938
Total current assets	4,506,801	4,741,937
Non-current assets
Property, plant and equipment, net	44,471,683	39,472,481
Intangible assets, net	233,665	223,382
Construction in progress	345,020	500,638
Deferred tax assets	73,371	22,886
Total non-current assets	45,123,739	40,219,387
Total assets	$49,630,540	$44,961,324
Liabilities and equity
Current liabilities
Accounts payable	$3,144,547	$2,725,914
Accrued expenses and other payables	4,822,359	5,957,103
Amounts due to Hubei Chutian	32,170,242	31,282,540
Tax payable	2,377,540	1,639,614
Total current liabilities	42,514,688	41,605,171
Equity
Retained earnings	6,716,275	3,274,271
Accumulated other comprehensive income Foreign currency translation adjustment	399,577	81,882
Total equity	7,115,852	3,356,153
Total liabilities and equity	$49,630,540	$44,961,324

HUBEI CHUTIAN RADIO & TELEVISION INFORMATION NETWORK CO., LTD.
(17 BRANCHES - CARVE-OUT)
COMBINED STATEMENTS OF OPERATIONS

	(Unaudited)
	Quarter ended March 31, 2008 USD	Quarter ended March 31, 2007 USD
Revenues, net	$6,075,086	$4,558,491
Cost of revenues	(765,716)	(467,852)
Gross profit	5,309,370	4,090,639
General and administrative expenses	(1,915,945)	(1,278,424)
Sales and marketing expenses	(2,351,604)	(2,005,288)
Finance cost	(19,146)	(37,047)
Operating income	1,022,675	769,880
Interest income	3,715	2,304
Other income	303,562	205,163
Income before income taxes	1,329,952	977,347
Provision for income tax	(249,231)	(141,061)
Net income	$1,080,721	$836,286

HUBEI CHUTIAN RADIO & TELEVISION INFORMATION NETWORK CO., LTD.
(17 BRANCHES - CARVE-OUT)
COMBINED BALANCE SHEETS

	(Unaudited)
Assets	March 31, 2008 USD	December 31, 2007 USD
Current assets
Cash	$2,153,767	$1,933,257
Accounts receivable, net	225,728	272,500
Prepayments and other receivables	1,651,488	1,239,969
Inventories	1,467,114	1,061,075
Total current assets	5,498,097	4,506,801
Non-current assets
Property, plant and equipment, net	46,352,388	44,471,683
Intangible assets, net	242,540	233,665
Construction in progress	776,599	345,020
Deferred tax assets	81,931	73,371
Total non-current assets	47,453,458	45,123,739
Total assets	$52,951,555	$49,630,540
Liabilities and equity
Current liabilities
Accounts payable	$3,151,358	$3,144,547
Accrued expenses and other payables	6,091,798	4,822,359
Amounts due to Hubei Chutian	32,471,396	32,170,242
Tax payable	2,729,339	2,377,540
Total current liabilities	44,443,891	42,514,688
Equity
Retained earnings	7,796,996	6,716,275
Accumulated other comprehensive income Foreign currency translation adjustment	710,668	399,577
Total equity	8,507,664	7,115,852
Total liabilities and equity	$52,951,555	$49,630,540

Investor Relations
HC International, Inc.
Ted Haberfield
Executive VP
Phone: +1-760-755-2716
E-mail: thaberfield@HCInternational.net

China Cablecom Holdings, Ltd.
www.chinacablecom.net

CONTACT:
Debra Chen
(1-917-499-8129)
Email: debra@chinacablecom.net